March 7, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Columbia Funds Series Trust II (formerly known as RiverSource Series Trust)
Columbia Short-Term Cash Fund
Amendment No. 22
File No. 811-21852
Dear Ms. O’Neal-Johnson:
Registrant is filing Amendment No. 22 to update Columbia Short-Term Cash Fund’s prospectus and Statement of Additional Information (“Updated Documents”) filed on February 16, 2011 in Amendment No. 19. The Updated Documents reflect that effective March 7, 2011, Columbia Short-Term Cash Fund, formerly a series of RiverSource Short Term Investments Series, Inc., a Minnesota corporation, was reorganized into a newly formed series of Columbia Fund Series Trust II (formerly known as RiverSource Series Trust), a Massachusetts business trust.
Columbia Short-Term Cash Fund is a non-publicly offered money market fund established to allow registered investment companies and other accredited investors within the meaning of the Securities Act of 1933, as amended, to invest their uninvested cash and cash collateral.
If you have any questions regarding this filing, please contact Joseph L D’Alessandro at 212-850-1703 or Heidi Brommer at 612-671-2403.
Sincerely,

/s/	Scott R. Plummer

Scott R. Plummer
Vice President, General Counsel and Secretary
Columbia Funds Series Trust II